September 22, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Duluth Holdings Inc.

    Draft Registration Statement on Form S-1

    Submitted on August 7, 2015

    CIK No. 0001649744

Ladies and Gentlemen:

We are submitting this letter on behalf of Duluth Holdings Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated September 3, 2015 relating to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on August 7, 2015 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being confidentially submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery four (4) copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.	Staff Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that it has not presented potential investors with any written communications in reliance on Section 5(d) of the Securities Act. The Company intends to supplementally provide the Staff with copies of any written communications as promptly as practicable in the event that such materials are presented to potential investors.

Securities and Exchange Commission

September 22, 2015

Cover page

2.	Staff Comment: We note the extensive textual paragraphs contained in the artwork on the inside cover page of the prospectus. Text in this context should only be used to the extent necessary to explain the visuals in the artwork. Please revise. For guidance, refer to Question 101.02 of the Securities Act Forms Compliance and Disclosure Interpretations

Response: The Company has revised the artwork on the inside cover page of the prospectus to remove the textual paragraphs.

Industry and Market Data

3.	Staff Comment: We note your statement that the information could prove to be inaccurate and the qualifying language in the last two sentences. Please remove such statements, as they imply that you are not responsible for the accuracy of the information you elect to include in your prospectus. In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

Response: The Company has removed the last two sentences under this heading and has added disclosure confirming that the Company is responsible for all of the disclosure in the prospectus.

4.	Staff Comment: Please clarify whether the industry data used in the prospectus was commissioned by you for use in connection with the registration statement. We note the statement that data was prepared for you by IRI. To the extent it was commissioned by you for use in connection with the registration statement please provide appropriate consents as required by Section 7(a)(1) of the Securities Act.

Response: The industry and market data used in the prospectus and attributed to IRI was commissioned by the Company for use in connection with the Registration Statement. The Company will provide IRI’s consent with the initial public filing of the registration statement. The Company did not commission any of the other industry and market data used in the prospectus for use in connection with the Registration Statement.

Use of Proceeds, page 51

5.	Staff Comment: Please clarify the proceeds you plan to use for your business plans as discussed on page 45 and elsewhere in your prospectus and further specify the amount of proceeds that are allocated to each use.

Response: The Company has revised the disclosure under this heading to specify the approximate amount of proceeds that will be allocated to new retail store expansion through 2016 and infrastructure expenditures, which are consistent with the business plans discussed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Performance.”

6.	Staff Comment: We note the broad discretion to change the use of proceeds in the future as discussed in this section. Please revise to clearly address the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

Response: The Company has revised the disclosure under this heading to address the related contingencies and alternatives to the intended use of proceeds.

Securities and Exchange Commission

September 22, 2015

Management’s Discussion and Analysis . . . , page 44

7.	Staff Comment: Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis, given your business plans. Your discussion should disclose the funds necessary to achieve your business plans given the timing of such plans. We note the disclosure in the last paragraph on page 18 that it takes a significant amount of cash to open a new retail store and your disclosure on page 45 regarding opening up to seven additional stores. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We also note your cash position as disclosed on your May 3, 2015 balance sheet.

Response: The Company has added the following language under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—General:”

We expect to spend approximately $15.0 million to $16.0 million in the third and fourth quarter of fiscal 2015 and full year fiscal 2016 on capital expenditures, including a total of approximately $10.0 million to $11.0 million for new retail store expansion. We expect it will take approximately $2.0 million to $2.6 million in capital expenditures and starting inventory costs to open a new store. If we open a large number of stores relatively close in time, or if new retail stores have higher opening costs or a longer payback period than our existing stores, our cash flow from operations may not be sufficient to support these openings and we may need to use the proceeds from this offering more quickly to support this growth and the continuing operations of these new retail stores. At August 2, 2015, our working capital was $28.9 million, which includes cash of $0.4 million. Due to the seasonality of our business, a significant amount of cash from operating activities is generated during the fourth quarter of our fiscal year. During the first three quarters of our fiscal year, we typically are net users of cash in our operating activities as we acquire inventory in anticipation of our peak selling season, which occurs in the fourth quarter of our fiscal year. We also use cash in our investing activities for capital expenditures throughout all four quarters of our fiscal year. During the first three quarters of our fiscal year, we utilize our line of credit facilities to finance these cash requirements.

Certain Relationships and Related Party Transactions, page 85

8.	Staff Comment: Please disclose for each lease agreement the aggregate amount of all periodic payments or installments due on or after the beginning of the registrant’s last fiscal year. See Instruction 3(a) to Item 404(a) of Regulation S-K.

Response: The Company added the following disclosure to include the aggregate amount of all periodic payments due after our last fiscal year ended February 1, 2015:

Securities and Exchange Commission

September 22, 2015

	Payments Due by Periods as of February 1, 2015
	Total	Less Than 1 Year	1 –2 Years	3 –5 Years	More than 5 Years
(in thousands)
Innovation center, 100 First Street, Mt. Horeb, WI	$613	$230	$383	$—	$—
Office and retail space, 108 North Franklin Street, Port Washington, WI	1,245	119	268	279	579
Retail space, 100 West Main Street, Mt. Horeb, WI	661	62	128	196	275

	$2,519	$411	$779	$475	$854

Principal Stockholders, page 88

9.	Staff Comment: Please include the shares held in the Descendant’s Trust in the beneficial ownership of Mr. Schlecht or advise.

Response: The Company does not believe it is appropriate to include the shares held in the Descendant’s Trust in the beneficial ownership of Mr. Schlecht because he has neither voting nor investment power over such shares, and has no pecuniary interest in such shares. The independent trustees of the Descendant’s Trust, Messrs. Dickens and Wenstrand, share voting and investment power over all such shares, and the descendants of Mr. and Mrs. Schlecht have the pecuniary interest in such shares. Furthermore, the Company believes that including such shares in Mr. Schlecht’s beneficial ownership could create the appearance that he does have such power or interest and therefore call into question the integrity of the original gift of such shares to the Descendant’s Trust.

10.	Staff Comment: We note your disclosure in this section is provided as of May 3, 2015. Please provide this disclosure as of the most recent practicable date. Update disclosure throughout the prospectus as needed, such as the employees discussion on page 71.

Response: The Company has updated the disclosure regarding principal shareholders and the number of employees as of August 30, 2015, the most recent practicable date, which is the end of the Company’s seventh period of fiscal 2015.

Description of Capital Stock, page 90

11.	Staff Comment: You disclose that you plan to implement a stock split of your Class A and Class B common stock that will occur prior to the completion of this offering. Please tell us the exact timing of this stock split (e.g., at or prior to the effective date, at the closing of the offering, etc.) and how you plan to reflect it in the historical financial statements or pro forma financial information included in the registration statements. Please note that generally you may give retroactive effect to the stock split in the historical financial statements and other financial data if the split occurs at or prior to the effective date of the offering. If the stock split occurs after the effective date, you may only reflect it in pro forma information.

Securities and Exchange Commission

September 22, 2015

Response: The Company intends to effect the stock split of its Class A and Class B common stock at or prior to the date of the preliminary prospectus and to give retroactive effect to the stock split in the historical financial statements and other financial data.

Financial Statements

Consolidated Balance Sheets, page F-3

12.	Staff Comment: Please tell us whether you plan to provide a pro forma equity balance of zero on the face of the balance sheet giving effect to the conversion from an “S” corporation to a “C” corporation. Significant equity transactions involving related parties or that will reduce one or more of the equity balances are typically given pro forma effect on the face of the historical financial statements.

Response: The Company plans to provide a negative pro forma equity balance on the face of the balance sheet on page F-3 to show the effect of the Company’s conversion from an “S” corporation to a “C” corporation, as well as the accrual of a distribution to “S” corporation shareholders. The Company will be using the “per share per day” method under Section 1362(e)(2) of the Internal Revenue Code of 1986, as amended, rather than the “closing of the books” method to calculate the distribution, which results in the negative balance. A column “Pro Forma August 2, 2015” has been added to the balance sheet. The Company added the following to the Notes to Consolidated Financial Statements under Note A item number 3:

Unaudited Pro Forma Balance Sheet and Net Income Information

The unaudited pro forma balance sheet information gives effect to (i) the Company’s borrowing of $46.3 million to pay a portion of the distribution of 100% of the cumulative undistributed taxable earnings to its existing shareholders (as of August 31, 2015, the aggregate cumulative undistributed taxable income from the date of formation up to the date of termination of its “S” corporation status was estimated to be $51.1 million), and (ii) an increase in net deferred tax assets of approximately $         million (consisting of an increase in current deferred tax assets of $         million and an increase in non-current deferred tax liabilities of $         million), assuming the “S” corporation status terminated on August 2, 2015.

Note B – Summary of Significant Accounting Policies, page F-11

12. Revenue Recognition, page F-13

13.	Staff Comment: Please tell us how you determine the sales have been received by customers for direct sales.

Response: The Company uses UPS for the majority of our shipments and UPS provides tracking data on shipments, which the Company is able to view. The Company believes the data provided by UPS is sufficient evidence to determine the number of days it takes to deliver our products to the customer. Based on an analysis and review of the tracking data, the Company determined that products are generally shipped complete from its distribution centers to the customer’s requested drop-off location within three business days. Utilizing a three day transit time, the Company records a revenue reversal entry each quarter to adjust for direct sales that have been shipped but not received by the customer.

Securities and Exchange Commission

September 22, 2015

Note C—Line of Credit, page F-16

14.	Staff Comment: We note you present “Pending Line of Credit Draw” and “Long-Term Line of Credit” in the amounts of $4,056,611 and $1,963,145 respectively at May 3, 2015. Please explain the basis for these classifications.

Response: The presentation of “Pending Line of Credit Draw” of $4,056,611 represents cash overdrafts (i.e., Book overdrafts) at May 3, 2015, in which the Company’s outstanding checks are in excess of funds on deposit in a bank account. Under ASC 230, cash overdrafts are accounted for as liabilities, and changes in the overdraft balance are classified as cash flows from financing activity due to the arrangement the Company has with the bank. Based on the arrangement, checks presented for payment are immediately payable under the line of credit facility, the “cash” overdraft would be, in substance, a “bank” overdraft. The Company has, at its own discretion, elected to use an automated sweep product which analyzes end of day balances in the Company’s demand deposit account and the loan account and automatically applies excess balances as payment to the loan or advances funds from the loan to satisfy a shortfall in the demand deposit account. The Company has renamed “Pending Line of Credit Draw” to “Bank overdrafts” in the Company’s August 2, 2015 balance sheet and classified it as a current liability. The Company believes a short-term classification is proper due the fact that the checks presented by vendors to the bank will be honored by the bank, and therefore current funds are being used to pay the vendors.

ASC 470-10-45-14 allows short-term obligations to be reclassified as non-current at the balance sheet date if the borrower has the intent to refinance the short-term obligation on a long-term basis and its intent is supported by an ability to consummate the refinancing demonstrated in one of the following two ways:

1.	Before the balance sheet is issued, a long-term obligation or equity securities are issued that replace the short-term debt.

2.	Before the balance sheet is issued, the borrower has entered into a financing agreement to refinance the short-term obligation on a long-term basis on terms that are readily determinable and all the following conditions are met:

a.	The new financing agreement does not expire within one year from the balance-sheet date.

b.	The debt that will be issued is not cancelable by the lender (and obligations incurred under the agreement are not puttable during that period) except for violation of a provision with which compliance is objectively determinable or measurable.

c.	No violation of any provision of the financing agreement exists at the balance sheet date and no available information indicates that a violation has occurred thereafter but prior to the issuance of the balance sheet.

d.	If a violation of the financing agreement exists, a waiver has been obtained.

e.	The lender or the prospective lender or investor is expected to be financially capable of honoring the financing agreement.

Securities and Exchange Commission

September 22, 2015

On July 27, 2015, the Company amended its revolving line of credit agreement with a bank, which occurred prior to the balance sheet being issued (confidentially submitted as part of the Registration Statement. The amended revolving line of credit provides for a termination (maturity) date of July 31, 2018. The amended revolving line of credit does not require the Company to maintain a lock-box arrangement and does not require the execution of a note for each borrowing. The amended revolving line of credit does contain a subjective covenant that allows the bank to call the outstanding balance should material adverse changes occurred in the Company’s business. The Company notes that although the amended revolving line of credit agreement contains a subjective covenant, the likelihood of the bank accelerating the due date is deemed remote, based on the Company’s strong historical financial condition. Based on the guidance under ASC 470-10-45-14 and the terms of the amended revolving line of credit agreement, the Company believes the outstanding balance of $6,525,851 on the line of credit is properly classified as a long-term obligation as of August 2, 2015.

Note M – Variable Interest Entities, page F-24

15.	Staff Comment: Provide us with an analysis of the variable and voting interest consolidation models in ASC 810 and the facts and circumstances that support the present accounting treatment including the May 21, 2014 transactions with the two Schlecht entities and the deconsolidation of Schlecht Enterprises LLC. Explain also why you do not consolidate Schlecht Port Washington LLC. Please be detailed in your response and support your conclusions with the appropriate accounting guidance.

Response: Please see the accompanying memorandum in Exhibit A entitled “ASC 810-10 Analysis Schlecht Port Washington LLC” for the Company’s analysis as to why it does not consolidate Schlecht Port Washington LLC (“SPW”). In sum, management concluded that Duluth Holdings Inc. would not consolidate SPW because the Company is not the primary beneficiary. Please see the accompanying memorandum in Exhibit B entitled “ASC 810-10 Analysis Schlecht Enterprises LLC and Schlecht Retail Ventures LLC” for the Company’s analysis as to why it consolidated Schlecht Enterprises LLC through May 21, 2014, and consolidates Schlecht Retail Ventures LLC. Please see the accompanying memorandum in Exhibit C entitled “Accounting for Property Acquisition from Related Parties” for the analysis of the accounting from the May 21, 2014 transactions.

Undertakings, page II-2

16.	Staff Comment: Please include the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response: The Company has included the undertakings contained in Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

********

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (414) 287-9258.

Securities and Exchange Commission

September 22, 2015

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Dennis F. Connolly

Dennis F. Connolly

Exhibit A

Interoffice

Memorandum

Date:    July 20, 2015

To:       The Files

Subject:            ASC 810-10 Schlecht Port Washington LLC

Note: On December 27, 2013, certain real property leased by Duluth Holdings Inc. was acquired by Schlecht Port Washington LLC, a related party through common ownership. Management performs an ASC 810-10 analysis on all entities identified to have a potential variable interest relationship with Duluth Holdings Inc. noting a relationship that requires consideration as a potential variable interest entity. Management concluded that Duluth Holdings Inc. would not consolidate Schlecht Port Washington LLC because Duluth Holdings Inc. is not the primary beneficiary.

Background:

Management has identified a new entity related to Duluth Holdings Inc. (“Duluth” or the “Company”) that needs to be evaluated under ASC 810-10: Schlecht Port Washington LLC (“SPW”) the landlord of one of the retail locations of Duluth Trading Company in Port Washington, Wisconsin.

Steve Schlecht is the majority owner of Duluth Holdings Inc., which is the parent company to Duluth Trading Company, LLC. The Company is a clothing retailer primarily with web-based sales. In recent years, the Company has begun selling products in retail store locations in Wisconsin and Minnesota. One of the locations in Port Washington, Wisconsin was previously leased from a third party who sold the property to Schlecht Port Washington LLC on December 27, 2013, and the existing lease agreements were assumed by SPW. In addition to the lease arrangements with Duluth, SPW also leases a portion of the the property to a third-party lessee, which represents approximately 50% of the rental space and rental payments. SPW has hired a third-party property management company to oversee the operations of the property.

The Port Washington property consists of retail and office space, approximately 46% of which is leased to Duluth and 54% is leased to an unrelated third party (based on square footage data in each tenant’s lease agreement). There is a lease agreement in place between Duluth and SPW, as well as between the third-party lessee and SPW, which are under the same terms as signed with the previous landlord prior to the sale of the property to SPW. The terms of the lease agreements are as follows:

Tenant	Term	Sq. Ft	Monthly Rent		Monthly CAM	Renewal Option?
Franklin Energy Services, LLC (“Franklin”)	12/20/2010 – 6/30/2018	11,450	10,544	*	2,997	Yes, two 3 year renewals**
Duluth Holdings Inc.	1/23/2012 – 12/31/2023	9,984	10,608	^	3,683	Yes, one 5 year renewal

*.	–	One time rent escalation in effect July 1, 2014 to $11,450 through the term of the agreement.

**.	–	Per review of the lease agreement, the tenant may renew the lease terms at 90% of the previous monthly rent for the first year of each renewal term. Annual rent each subsequent year is based on 2.5% rental increases.

^	–	Annual rent escalations of 2.0% begin February 1, 2015 through the term of the agreement. If Duluth were to exercise its renewal option rent will continue to increase annually by 2.0%. There are no contingent rental payments.

The Franklin lease also includes an early termination fee equal to four months of monthly rent payments.

Neither lease provides any guarantees offered to the landlord and both tenants are responsible for all repairs and maintenance to their respective rental space unless affixed to the property. SPW has hired a third-party property management company (Colliers International, hereinafter “Colliers”) to facilitate all aspects of the property management for the location including repairs and maintenance of the multi tenant property. Colliers collects payments from the tenants and is responsible for maintenance and cleaning.

In connection with the acquisition of the building, SPW entered into a long term debt agreement with BMO Harris for a $1,800,000 note at LIBOR + 1.75% with $7,500 monthly payments through December 27, 2018, at which time any remaining principle will be due. The building was valued at $2,125,000 and the owner made a down payment from personal funds of approximately $325,000 at the time of closing. The note required personal guarantees of the debt, however no guarantees were granted by Duluth or any of the consolidated entities.

There are no other agreements between Duluth and SPW.

Analysis:

Step 1: Identify the reporting enterprise’s potential variable interests in other entities.

A variable interest is an ownership interest in an entity, a contractual arrangement with an entity, or any other type of financial interest in an entity; the value of which changes with changes in the fair value of that entity’s net assets exclusive of variable interests. Potential variable interests that have to be analyzed under the provisions of ASC 810-10 include interests in which a reporting enterprise

•	Has economic or voting rights in an entity – Yes, the majority owner of SPW is the majority owner of Duluth.

•	Has obligations to an entity or the right to receive benefits from an entity, including rights deriving from derivative instruments – None noted.

•	Issued guarantees related to the assets or liabilities of an entity – No guarantees were issued by the Company in connection with the note on the property. The guarantees issued in connection with the note were individual guarantees by the owner and related trusts of the owner. Further, SPW’s monthly rental receipts (approximately 50% each from Duluth and Franklin) are more than enough to cover SPW’s monthly debt service of approximately $12,500, plus operating expenses.

•	Transferred assets to an entity – None noted.

•	Manages assets of an entity – N/A.

•	Leases assets from an entity – see below for discussion of use of building

•	Provided financing to an entity – No financing was provided by the Company.

As noted above, Duluth maintains a lease agreement for property in Port Washington, Wisconsin that was assumed by SPW through an acquisition of the property in 2013. The lease agreement defines the terms (i.e., rate per month and conditions of use) for the life of the lease agreement. SPW entered into a note payable for the value of the property at the time of acquisition. Removable improvements to the property are paid solely by Duluth, or additional tenants. As Steve Schlecht is the majority owner of both entities, this creates a potential variable interest due to common ownership.

A balloon payment will be required at the maturity of the debt agreement which will require SPW to either pay the balloon payment or refinance the outstanding debt. Duluth has no explicit obligation with respect to amounts due under this debt agreement, as Duluth is neither a signatory to the agreement nor has Duluth guaranteed any portion of the outstanding debt as noted above. However, SPW’s need to repay the balance or refinance the debt creates an implied obligation of Duluth to renegotiate the terms of the agreement for higher rental payments to cover outstanding debt obligations of SPW, especially if the additional rental space is not leased to another tenant and vacant. As the current lease agreement extends through 2023, renegotiating the terms of the leases would not be in the best interest of Duluth. The most likely scenario is that Duluth would lease the vacated space for additional use by the Company. Therefore, an implicit obligation exists.

Step 2: Evaluate if any of the entities are Variable Interest Entities (VIEs)

Per ASC 810-10-15-14, a legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a variable interest entity does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.):

a. The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

1. Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights.

2. Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs.

3. Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions or other payments), unless the provider is a parent, subsidiary or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

4. Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Management notes all equity investments in SPW are from Steve Schlecht and his wife, the owners of SPW, through the form of a 15% down payment on the debt with BMO Harris on the debt closing statement. No equity contributions or financing arrangements provided by other entities were made by other sources or by Duluth. The fact that the lender required a personal guarantee from the owner of the legal entity indicates that the legal entity’s equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated financial support. Therefore, SPW appears to be a VIE.

Step 3: Determine the primary beneficiary of the variable interest entity.

Per ASC 810-10-25-38A: “A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

The most significant activities that impact the economic performance of SPW are the maintenance of the multi tenant property and these activities are directed by the owner of SPW who has hired an independent third party to oversee. The third-party management company is also in charge of finding tenants and negotiating leases. Thus, the owner of SPW is deemed to have the power to direct the activities most significant to the SPW.

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

There is a potential for loss for Duluth as a result of the implicit obligation noted above. However, Mr. Schlecht has a risk of loss and ability to receive returns through his equity stake. Since Duluth meets one criteria but not both and Mr. Schlecht meets both, Duluth is not the primary beneficiary and there is no need to analyze the related party tie-breaker.

Reconsideration of Initial Determination of VIE Status:

Per ASC 810-10-35-4: The initial determination of whether a legal entity is a VIE shall be reconsidered if any of the following occur:

a. The legal entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the legal entity’s equity investment at risk.

There have been no changes to the organization documents of SPW since the inception of the Company. Additionally, each of the lease agreements since inception of the leasing arrangement between Duluth and SPW remain in place with the other tenant of SPW’s property lease in effect through 2018.

b. The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the legal entity.

There has been no return provided to Duluth nor any interests of Duluth exposed to losses of the entity. SPW has generated positive earnings since inception of the entity.

c. The legal entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase its expected losses.

SPW has not engaged in any additional activities or additional rental properties since the inception of the Company. SPW maintains leasing activities for one real estate location in Port Washington, Wisconsin.

d. The legal entity receives an additional equity investment that is at risk, or the legal entity curtails or modifies its activities in a way that decreases its expected losses.

SPW has maintained all leasing activities with the tenants in the leased property and has not curtailed any leasing activities. Additionally, there have been no additional capital contributions to SPW since the inception of the Company.

Per the analysis performed Management notes no events that would require reconsideration of the initial conclusions reached on the variable interest entity relationship as of July 20, 2015.

Conclusion:

Based the analysis performed by Management, Duluth Holdings Inc. has a variable interest in Schlecht Port Washington LLC. Duluth is deemed to not have the power to direct the activities most significant to SPW. Therefore, Duluth is not considered to be the primary beneficiary of Schlecht Port Washington LLC and considers Mr. Schlecht to be the primary beneficiary. As such, Duluth was concluded to have a variable interest in Schlecht Port Washington LLC, however consolidation is not applicable. Certain VIE disclosures are required for SPW because Duluth has a variable interest through common ownership but is not considered to be the primary beneficiary. Due to materiality considerations, the Company has chosen to exclude the required VIE disclosures regarding the Company’s maximum exposure to loss as a result of its involvement with SPW. Additionally, the Company has evaluated the relationship for the year ended February 1, 2015 and as of July 20, 2015, noting no change in the relationships between the parties that would require additional analysis of the relationship subsequent to the initial analysis.

The Company has disclosed the following in relation to the lease arrangement with Schlecht Port Washington LLC.

“On December 27, 2013, the leased property was acquired by Schlecht Port Washington LLC (SPW), a Wisconsin limited liability company that is owned by the majority shareholder of the Company.”

Exhibit B

Interoffice

Memorandum

Date:    July 20, 2015

To:       The Files

Subject:	ASC 810-10 Analysis Schlecht Enterprises LLC and Schlecht Retail Ventures LLC

Note: Management reviewed the ASC 810-10 analysis on all entities identified to have a potential variable interest relationship with Duluth Holdings Inc. as of February 3, 2013 (the opening balance sheet date of the current year PCAOB engagement) noting a relationship that requires consideration as a potential variable interest entity. Management concluded that Duluth Holdings Inc. should consolidate Schlecht Enterprises LLC and Schlecht Retail Ventures LLC and that the ASC 810-10 disclosures are applicable due to common ownership. Management performed a reconsideration of the relationship with Schlecht Enterprises LLC on May 21, 2014 in connection with the sale of the buildings and termination of lease agreement between the parties, and determined Schlecht Enterprises LLC no longer met the criteria for consolidation and will be deconsolidated during fiscal year 2014.

Background:

Management has identified the following entities that need to be evaluated under ASC 810-10: Schlecht Enterprises LLC (“SE”) and Schlecht Retail Ventures LLC (“SRV”). The entities own properties leased to Duluth Holdings Inc.

Steve Schlecht is the majority owner of Duluth Holdings Inc., which is the parent company to Duluth Trading Company, LLC (collectively, “Duluth” or the “Company”). The Company is a clothing retailer primarily with web based sales. In recent years, the Company has begun selling products in retail store locations throughout Wisconsin and Minnesota. Duluth leases certain facilities and office buildings from SRV. Duluth also leased a building which housed a distribution center and administrative offices from SE. As of the opening balance sheet date, SE leased properties only to Duluth, while SRV leased properties to Duluth and also leased a winery and a small parking garage to third parties. SRV received approximately $19,000/month in rental income from Duluth and approximately $3,700/month in rental income from the third parties.

In December 2013, SRV acquired a new office building. As a result of this acquisition, SRV assumed a leasing arrangement with a third party, which resulted in approximately $3,800/month in additional rental income, bringing the total rental income from third parties to approximately $7,500. Additionally, SRV began leasing the remainder of the new office building to Duluth after completing renovations. This arrangement resulted in approximately $19,000/month in additional rental income from Duluth, bringing the total rental income from Duluth to approximately $27,000, when rental payments began in October 2014.

On May 21, 2014, Duluth purchased the distribution center / administrative office building from SE and one of the leased office buildings from SRV and terminated the related lease arrangements for these properties. As a result of the transaction and lease termination, SE no longer held any property or any leasing or other arrangements with Duluth subsequent to May 21, 2014, while SRV continued to lease other property to Duluth subsequent to the transaction.

Schlecht Enterprises (SE) – The owners of SE are Steve Schlecht, the Executive Chairman and former Chief Executive Officer and President of Duluth Holdings Inc., and his wife. As of the opening balance sheet date, SE leased the administrative building and distribution center in Belleville, Wisconsin to Duluth. Duluth has not provided Mr. Schlecht with any funding in connection with the formation or activities of SE. The property was financed partly through equity contributions and partly through a loan from a third-party financial institution, which had an outstanding balance of approximately $3.6 million as of February 3, 2013. The loan was secured by a commercial guarantee from Duluth and collateralized by the property owned by SE in Belleville, Wisconsin.

The following is a summary of the lease terms for each property leased by SE to Duluth. SE had no other tenants than Duluth.

Property	Lease Origination	Lease Maturity	Payments	Fixed or Escalations	Lease guarantees	Renewal options	Payment of repairs
Belleville, WI administrative offices & distribution center	July 1, 2007* amended original agreement from 1997	July 1, 2012	$52,496/m	Fixed	None	To continue in effect at same terms until new agreement	Duluth

As of February 3, 2013, SE had total assets of $3.3 million with approximately $3.7 million in liabilities and $(0.4) million of equity. Additionally, Duluth is responsible for any repairs or maintenance on the property and Duluth had an option to purchase the property after the first five years of the original agreement.

Schlecht Retail Ventures (SRV) – The owners of SRV are Steve Schlecht, the Executive Chairman and former Chief Executive Officer and President of Duluth Holdings Inc., and his wife. As of the opening balance sheet date, SRV leased a retail location and administration buildings and parking in Mt. Horeb, Wisconsin and a call center in Belleville, Wisconsin to Duluth. Duluth has not provided Mr. Schlecht with any funding in connection with the formation or activities of SRV. The properties were financed partly through equity contributions and partly through loans from a third-party financial institution, which had outstanding balances of approximately $360,000 (Mt. Horeb, WI retail store), $510,000 (Mt. Horeb, WI administrative offices) and $750,000 (Belleville, WI call center) as of February 3, 2013. Each loan is personally guaranteed by Mr. Schlecht and collateralized by the specific properties.

The following is a summary of the lease terms for each property leased by SRV to Duluth.

Property	Lease Origination	Lease Maturity	Payments Per Month	Fixed or Escalations	Lease guarantees	Renewal options	Payment of repairs
Mt. Horeb, WI retail store	2/14/2010	2/28/2025	$5,025	3% increase every 3rd anniversary beginning 3/1/2013	None	1 year renewals, not to exceed 98 years	Duluth
Mt. Horeb, WI administrative offices	2/1/2011	1/31/2016	$1,950	Fixed	None	None	SRV
Mt. Horeb, WI parking	2/1/2011	1/31/2016	$1,000	Fixed	None	None	Duluth
Belleville, WI call center	11/1/2011	10/31/2018	$11,000	Fixed	None	1, 7 year extension through 2025	Duluth

The Mt. Horeb, Wisconsin store location also has an apartment for lease on the second floor of the property, of which Duluth is deemed to be the primary tenant. As of February 3, 2013 SRV had total assets of $2.2 million with approximately $1.7 million in liabilities and $0.5 million of equity. Additionally, Duluth is responsible for any repairs or maintenance on the leased properties per the terms of the agreements for all but one lease. As such, management will deem Duluth to be responsible for repairs and maintenance for the properties of SRV leased by Duluth.

Analysis:

Step 1: Identify the reporting enterprise’s potential variable interests in other entities.

A variable interest is an ownership interest in an entity, a contractual arrangement with an entity, or any other type of financial interest in an entity; the value of which changes with changes in the fair value of that entity’s net assets exclusive of variable interests.

SE – Management notes the related debt on the leased property matures in March 2017, while the related lease on the property matured on July 1, 2012. Per review of the lease agreement, there is no lease renewal option or purchase option provided, but it is stated that the lease will continue in effect at the same terms until either party opts out or a new agreement is reached. Management notes that this could constitute an implicit renewal option since the lease has matured but the debt has not. Duluth has provided a guarantee on the associated debt of the property, thus creating an explicit variable interest. Management considered whether an implicit variable interest exists considering the following:

•	Related party nature. SE is owned by Steve Schlecht, the majority owner, Executive Chairman and former Chief Executive Officer and President of Duluth, and his wife.

•	Duluth has the financial wherewithal to support SE.

In considering the above factors in evaluating whether an implicit variable interest exists, management gave the most weight to the fact that Mr. Schlecht is the majority owner in Duluth and therefore has the ability to direct the activities of both companies. Thus, a variable interest relationship exists.

SRV – Management notes the various maturity dates of the related debt and lease agreements are as follows:

Property	Debt Maturity	Lease Maturity
Mt. Horeb, WI Retail Store	February 2015	February 2025
Mt. Horeb, WI Administrative Office	August 2016	January 2016
Belleville, WI Call Center	October 2016	October 2018

In the case of the Mt. Horeb, Wisconsin administrative office, the debt on the property matures after the lease expiration. Management notes that this could constitute an implicit renewal option on this lease. This property is not unique to Duluth, and Duluth could relocate if it so chose. Per review of the lease agreements, there are no guarantees or purchase options provided. Additionally, Duluth has not provided a guarantee on the associated debt of the properties as personal guarantees were provided by the majority owner. As no explicit variable interests were noted, management considered whether an implicit variable interest exists considering the following:

•	Related party nature. SRV is owned by Steve Schlecht, the majority owner, Executive Chairman and former Chief Executive Officer and President of Duluth, and his wife.

•	Duluth has the financial wherewithal to support SRV.

•	Duluth leases represent approximately 86% of total rental income of SRV (which has no other income source). The properties serve as the corporate call center, administrative offices and a retail store location. It is reasonable to assume that Duluth could relocate from these properties.

In considering the above factors in evaluating whether an implicit variable interest exists, management gave the most weight to the fact that Mr. Schlecht is the majority owner in Duluth and therefore has the ability to direct the activities of both companies. Therefore, a variable interest relationship exists.

Per the analysis performed, a variable interest relationship exists with both SE and SRV.

Step 2: Evaluate if any of the entities are Variable Interest Entities (VIEs)

For SE and SRV, the most significant activities are the repairs and maintenance of the facilities leased by Duluth. As noted above, Duluth is responsible for the repairs and maintenance of these facilities. As a result, each entity would be variable interest entities (“VIE”) under ASC 810-10-15-14(b)(1) – see below for applicable literature. Management did not further evaluate the other conditions that may result in SE or SRV being a VIE under ASC 810-10-15-14, as it would not change the overall VIE conclusion for these entities.

Per ASC 810-10-15-14, a legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist (The phrase by design refers to legal entities that meet the conditions in this paragraph because of the way they are structured. For example, a legal entity under the control of its equity investors that originally was not a VIE does not become one because of operating losses. The design of the legal entity is important in the application of these provisions.):

a. The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

1. Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights.

2. Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs.

3. Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

4. Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Paragraphs 810-10-25-45 through 25-47: discuss the amount of the total equity investment at risk that is necessary to permit a legal entity to finance its activities without additional subordinated financial support.

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics:

1. The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that power through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). Legal entities that are not controlled by the holder of a majority voting interest because of non-controlling shareholder veto rights as discussed in paragraphs 810-10-25-2 through 25-14 are not VIEs if the shareholders as a group have the power to control the entity and the equity investment meets the other requirements of the Variable Interest Entities Subsections. Kick-out rights or participating rights held by the holders of the equity investment at risk shall not prevent interests other than the equity investment from having this characteristic unless a single equity holder (including its related parties and de facto agents) has the unilateral ability to exercise such rights. Alternatively, interests other than the equity investment at risk that provide the holders of those interests with kick-out rights or participating rights shall not prevent the equity holders from having this characteristic unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those rights. A decision maker also shall not prevent the equity holders from having this characteristic unless the fees paid to the decision maker represent a variable interest based on paragraphs 810-10-55-37 through 55-38.

2. The obligation to absorb the expected losses of the legal entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the legal entity itself or by other parties involved with the legal entity. See paragraphs 810-10-25-55 through 25-56 and Example 1 (see paragraph 810-10-55-42) for a discussion of expected losses.

3. The right to receive the expected residual returns of the legal entity. The investors do not have that right if their return is capped by the legal entity’s governing documents or arrangements with other variable interest holders or the legal entity. For this purpose, the return to equity investors is not considered to be capped by the existence of outstanding stock options, convertible debt or similar interests because if the options in those instruments are exercised, the holders will become additional equity investors.

If interests other than the equity investment at risk provide the holders of that investment with these characteristics or if interests other than the equity investment at risk prevent the equity holders from having these characteristics, the entity is a VIE.

c. The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:

1. The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2. Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with non-substantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately few voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term “related parties” in this paragraph refers to all parties identified in paragraph 810-10-25-43, except for de facto agents under paragraph 810-10-25-43(d).

For purposes of applying this requirement, reporting entities shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the legal entity and not only to its equity investment at risk.

Step 3: Determine the primary beneficiary of the Variable Interest Entity.

Per ASC 810-10-25-38A: “A reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. This shall include an assessment of the characteristics of the reporting entity’s variable interest(s) and other involvements (including involvement of related parties and de facto agents), if any, in the VIE, as well as the involvement of other variable interest holders. Paragraph 810-10-25-43 provides guidance on related parties and de facto agents. Additionally, the assessment shall consider the VIE’s purpose and design, including the risks that the VIE was designed to create and pass through to its variable interest holders. A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a. The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

SE and SRV – The most significant activities that impact the economic performance of the entities are repairs and maintenance of the property and these activities are directed (for the majority of leased properties) by Duluth, as Duluth is responsible for substantially all repairs and maintenance on the properties leased by Duluth. Accordingly, Duluth has power over SE and SRV.

b. The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

As noted earlier, Duluth has an implicit variable interest in SE and SRV which would give Duluth the obligation to absorb losses that could potentially be significant. The owner of SE and SRV meet this condition through his equity interests in the respective companies. Since only Duluth has both characteristics of a primary beneficiary, management concludes that SE and SRV will be consolidated into Duluth Holdings Inc. with the appropriate disclosures made.

Transfer of Assets from SE and SRV to Duluth

On May 21, 2014, the Company acquired certain real property of SRV with a net book value of $1,000,528 for cash consideration of $1,056,700. The Company and SRV effectively terminated the lease agreement for this property as of May 21, 2014.

On May 21, 2014, the Company acquired certain real property of SE with a net book value of $2,972,501 for a total consideration of $4,983,600. The Company and SE effectively terminated the lease agreement for this property as of May 21, 2014. The Company assumed SE’s existing mortgage note on the property, which had a carrying value of $3,440,600 and paid the remaining consideration of $1,543,000 in cash. The Company also assumed SE’s related capitalized loan origination fees with a net book value of $14,643.

See “Accounting for Property Acquisition from Related Parties” for the analysis and conclusion of the accounting for these asset transfers.

Reconsideration of Initial Determination of VIE Status:

Per ASC 810-10-35-4 the initial determination of whether a legal entity is a VIE shall be reconsidered if any of the following occur:

a. The legal entity’s governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the legal entity’s equity investment at risk.

Management notes in connection with the acquisition of all properties of SE and one of the properties of SRV, the related lease agreements were terminated. Management notes that SRV also entered into two other new leasing arrangements subsequent to initial determination. No other changes to documents or contractual agreements were noted. As criteria (a) has been met for reconsideration, management will pass on analysis of (b) – (d).

b. The equity investment or some part thereof is returned to the equity investors, and other interests become exposed to expected losses of the legal entity.

c. The legal entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.

d. The legal entity receives an additional equity investment that is at risk, or the legal entity curtails or modifies its activities in a way that decreases its expected losses.

Management notes a reconsideration of SRV is required as of May 21, 2014. The facts related to SRV do not change the above analysis as the entity continues to lease the majority of its properties to and receive the majority of its revenue stream from Duluth, such that Duluth has the power to direct the activities most significant to SRV.

Analysis:

Step 1: Identify the reporting enterprise’s potential variable interests in other entities.

A variable interest is an ownership interest in an entity, a contractual arrangement with an entity, or any other type of financial interest in an entity; the value of which changes with changes in the fair value of that entity’s net assets exclusive of variable interests.

Management notes SE’s debt related to the properties acquired by Duluth on May 21, 2014 was assumed in full by Duluth in connection with the Company’s purchase of the properties. As of this date, the only lease arrangement between Duluth and SE was terminated. As SE has no further business relationship with Duluth after the transfer of property and the termination of the lease, no explicit or implicit variable interest relationships were present as of May 21, 2014. Thus, SE is no longer a variable interest entity and Duluth is no longer required to consolidate SE as of the transaction date. Therefore, Duluth deconsolidated SE effective May 21, 2014.

Conclusions:

Based the analysis performed and as of the opening balance sheet date, Duluth Holdings Inc. had a variable interest in Schlecht Enterprises LLC and Schlecht Retail Ventures LLC, both of which were deemed to be variable interest entities of which Duluth has determined to be the primary beneficiary. Accordingly, Schlecht Enterprises LLC and Schlecht Retail Ventures LLC were consolidated into Duluth Holdings Inc. with the variable interest entity disclosures for financial statements of Duluth Holdings Inc.

Due to the sale of property to Duluth on May 21, 2014, management re-evaluated the relationships with both entities and determined that SE was no longer a variable interest entity after the transaction; therefore, Duluth deconsolidated Schlecht Enterprises LLC as of May 21, 2014.

Exhibit C

Interoffice

Memorandum

Date:    July 20, 2015

To:       The Files

Subject:            Accounting for Property Acquisition from Related Parties

Background:

Schlecht Retail Ventures LLC (“SRV”) is a variable interest entity (“VIE”) whose primary purpose and activity is to own real property. SRV is a Wisconsin limited liability company that is owned by the majority stockholder of Duluth Holdings Inc. (“Duluth” or the “Company”). The Company considers itself the primary beneficiary for SRV as the Company is expected to receive a majority of SRV’s expected residual returns based on the activity of SRV. As the Company is the primary beneficiary, it consolidates SRV. The Company and SRV are considered entities under common control.

Schlecht Enterprises LLC (“SE”) is a VIE whose sole purpose and activity is to own real property. SE is a Wisconsin limited liability company that is owned by the majority stockholder of the Company. Through May 21, 2014, the Company considered itself the primary beneficiary for SE, as the Company was expected to receive a majority of SE’s expected residual returns based on the activity of SE. As the Company was the primary beneficiary, it consolidated SE through that date. The Company and SE were considered entities under common control through May 21, 2014.

Transactions

On May 21, 2014, the Company purchased real property from both SRV and SE as follows:

•	The Company acquired certain real property of SRV with a net book value of $1,000,528 for cash consideration of $1,056,700.

•	The Company acquired certain real property of SE with a net book value of $2,972,501 for total consideration of $4,983,600. The Company assumed SE’s existing mortgage note on the property, which had a carrying value of $3,440,600, and paid the remaining consideration of $1,543,000 in cash. In conjunction with the assumption of the note, the Company also assumed SE’s related capitalized loan origination fees with a net book value of $14,643.

Guidance and Evaluation

Business Combination Consideration

The Company must first determine if either transaction constitutes a business combination. According to ASC 805-10-15, paragraph 4, guidance regarding Business Combinations does not apply to a combination between entities under common control. As the Company, SRV and SE were all under common control on the transaction date, neither transaction is within the scope of the general guidance on Business Combinations.

Transaction Accounting

As neither transaction is considered a business combination, the Company will follow the guidance provided in ASC 805-50-30, paragraph 5, regarding transfers of assets between entities under common control. In such cases, the receiving entity (the Company) shall record the transferred assets and liabilities at the carrying value (book value) of the assets and liabilities on the books of the transferring entity (SRV and SE), valued as of the date of the transfer. Any payment amount over or under the net carrying value of assets and liabilities transferred shall result in an entry through equity.

The Company recorded the cost and accumulated depreciation of the property acquired from SRV at book value and recorded the excess purchase price paid over net book value as a negative adjustment to retained earnings. SRV recorded the excess purchase price received over net book value ($56,172) as a positive adjustment to retained earnings. As a result, the consolidated balance sheet was not impacted by this transaction.

The Company recorded the mortgage note assumed from SE at the carrying value on May 21, 2014. The Company also recorded the cost and accumulated depreciation and amortization of the property and loan origination fees acquired from SE at book value and recorded the excess purchase price paid over net book value as a negative adjustment to retained earnings. SE recorded the excess purchase price received over net book value ($1,996,456) as a positive adjustment to retained earnings. As a result, the consolidated balance sheet was not impacted by this transaction.